UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Financial Statements and Supplemental Schedule

Year ended December 31, 2011

Contents

MITCHELL & TITUS

Mitchell & Titus, LLP
1101 New York Avenue, NW
Washington, DC 20005

Tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation
Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 22, 2012

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Net Assets Available for Benefits

December 31, 2011

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
	(In thousands)			
Assets				
Investments:				
Interest in Master Trust	$ 2,982,608	$ -	$ 16,688,089	$ 19,670,697
Net assets held in 401(h) trust	-	313,907	-	313,907
Receivables:				
Participant contributions	-	-	15,195	15,195
Lockheed Martin Corporation contributions	5,193	-	-	5,193
Notes receivable from participants	-	-	238,436	238,436
Total assets	2,987,801	313,907	16,941,720	20,243,428
Liabilities				
Administrative expenses payable	-	-	2,861	2,861
Amounts related to obligation of 401(h) trust	-	313,907	-	313,907
Total liabilities	-	313,907	2,861	316,768
Net assets reflecting investments at fair value	2,987,801	-	16,938,859	19,926,660
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	(67,300)	(67,300)
Total net assets available for benefits	$ 2,987,801	$ -	$ 16,871,559	$ 19,859,360

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Net Assets Available for Benefits (continued)

December 31, 2010

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 2,973,164	$ -	$ 16,173,092	$ 19,146,256
Net assets held in 401(h) trust	-	293,069	-	293,069
Receivables:				
Participant contributions	-	-	15,419	15,419
Lockheed Martin Corporation contributions	5,273	-	-	5,273
Notes receivable from participants	-	-	246,617	246,617
Total assets	2,978,437	293,069	16,435,128	19,706,634
Liabilities				
Administrative expenses payable	-	-	3,071	3,071
Amounts related to obligation of 401(h) trust	-	293,069	-	293,069
Total liabilities	-	293,069	3,071	296,140
Net assets reflecting investments at fair value	2,978,437	-	16,432,057	19,410,494
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	(54,840)	(54,840)
Total net assets available for benefits	$ 2,978,437	$ -	$ 16,377,217	$ 19,355,654

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

	ESOP Fund	Participant-Directed Investments	Total
		(In thousands)	
Net assets available for benefits at beginning of year	$ 2,978,437	$ 16,377,217	$ 19,355,654
Additions to net assets:			
Contributions:			
Participant	36,760	852,336	889,096
Rollover	552	24,133	24,685
Lockheed Martin Corporation	291,522	10	291,532
Total contributions	328,834	876,479	1,205,313
Interest income on notes receivable from participants	-	11,764	11,764
Net investment gain from the Master Trust	579,839	172,228	752,067
Net transfers from other plans	-	236,086	236,086
Total additions	908,673	1,296,557	2,205,230
Deductions from net assets:			
Distributions and withdrawals	899,138	771,988	1,671,126
Administrative expenses	171	30,227	30,398
Total deductions	899,309	802,215	1,701,524
Change in net assets	9,364	494,342	503,706
Net assets available for benefits at end of year	$ 2,987,801	$ 16,871,559	$ 19,859,360

See accompanying notes to financial statements.

1. Description of the Plan

The following description of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all salaried employees of Lockheed Martin Corporation (Lockheed Martin or the Corporation) in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Stock Fund may be reinvested in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to a participant, the participant's balances in the Corporation's stock must be held in the ESOP Fund or the Lockheed Martin Stock Fund as of the close of business on the day before the ex-dividend date. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.

Contributions

Eligible employees are automatically enrolled in the Plan at a rate of 3% of their eligible compensation in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year up to 8%. The Plan allows eligible employees to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, eligible employees can make contributions of up to 25% of the employee's base salary, subject to regulatory limitations. The Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. All participants are immediately 100% vested in all employer and participant contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund.

1. Description of the Plan (continued)

Contributions (continued)

Participant contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

Transfer of Assets and Plan Merger

Effective January 1, 2010, most salaried employees who were participating in the Lockheed Martin Corporation Operations Support Savings Plan (OSSP) stopped participating in the OSSP and began participating in the Plan. Effective September 30, 2011, most employees participating in the Plan that had account balances in the OSSP had their OSSP account balances transferred to the Plan. Account balances of employees with outstanding unpaid loans in the OSSP were not transferred; however, these account balances are subject to transfer to the Plan in the event such loans are repaid. During 2011, assets of the OSSP in amount of $235,204,000 were transferred to the Plan.

Also, the Corporation acquired Gyrocam Systems LLC in 2009 and, pursuant to a merger and transfer amendment, the net assets of the Gyrocam Systems, LLC 401(k) Plan were transferred to the Plan during 2011. The net assets of the Gyrocam Systems, LLC 401(k) Plan were not material to the Plan's financial statements.

ESOP Feature

There were 36,469,315 and 42,080,190 shares of Lockheed Martin common stock in the ESOP Fund as of December 31, 2011 and 2010, respectively.

1. Description of the Plan (continued)

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of post-retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the Code, the Plan's investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared based on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for additional disclosure of fair value measurements. Investment transactions in the Master Trust are recorded on a trade-date basis.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain/loss on investments bought and sold as well as held during the year are included in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan either on a pro rata basis or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

Recent Accounting Pronouncements

Effective with the Plan's 2011 financial statements, the Plan adopted new guidance issued by the Financial Accounting Standards Board (FASB) which requires the presentation of purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 assets.

In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan's management is currently evaluating the impact that the amended guidance will have on the Plan's financial statements.

3. Reconciliation of Financial Statements to Form 5500

The Plan's interest in the Master Trust on the Statement of Net Assets Available for Benefits exceeded the related amount on the Form 5500 as of December 31, 2011 and 2010 by $67,300,000 and $54,840,000, respectively, due to the adjustment from fair value to contract value for fully benefit responsive investment contracts.

3. Reconciliation of Financial Statements to Form 5500 (continued)

The net assets of the 401(h) trust are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits. Differences in the Plan's interest in the net investment gain from the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

	December 31, 2011	December 31, 2010
	(In thousands)	
Net assets available for benefits per the financial statements	$ 19,859,360	$ 19,355,654
Add: Net assets held in 401(h) trust per Form 5500	313,907	293,069
Net assets available for benefits per the Form 5500	$ 20,173,267	$ 19,648,723

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2011, per the financial statements to the Form 5500:

	Amounts per Financial Statements	401(h) Trust	Amounts per Form 5500
		(In thousands)	
Interest and dividend income	$ -	$ 6,970	$ 6,970
Net realized and unrealized gain	-	14,469	14,469

	Amounts per Financial Statements	Differences	Amounts per Form 5500
		(In thousands)	
Net investment gain from the Master Trust	$ 752,067	$ (15,773)	$ 736,294
Administrative expenses	(30,398)	27,537	(2,861)
Interest income on notes receivable from participants	11,764	(11,764)	-

4. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated July 20, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

5. Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a class of purportedly similarly situated participants and beneficiaries in the Plan. Plaintiffs alleged that the Corporation or LMIMCo caused the Plan to pay expenses that were higher than reasonable by, among other actions, permitting service providers of the Plan to engage in revenue sharing, paying investment management fees for the company stock funds, and causing the company stock funds to hold cash for liquidity, thus reducing the return on those funds. Plaintiffs further alleged that the Corporation or LMIMCo failed to disclose information appropriately relating to the fees associated with managing the Plan. In August 2008, plaintiffs filed an amended complaint, adding allegations that the Corporation or LMIMCo breached fiduciary duties under ERISA by providing inadequate disclosures with respect to the Stable Value Fund offered under the Plan. In April 2009, the District Court dismissed a number of plaintiffs' claims, leaving three claims for trial, specifically the claims involving the company stock funds, the Stable Value Fund, and the overall fees paid by the Plan. The District Court also certified a class for the Plan for the claims concerning the Stable Value Fund and the overall fees paid by the Plan. The Corporation and LMIMCo appealed the class certification order, and in March 2011 the U.S. Court of Appeals for the Seventh Circuit vacated the class certification order and remanded the case to the District Court for further proceedings. On remand, plaintiffs moved for leave to amend their complaint to add new issues and to add new class representatives. The Corporation and LMIMCo opposed that motion. In September 2011, the District Court entered an order permitting plaintiffs' amendments as to the new class representatives but refusing to permit plaintiffs to alter their substantive claims. In November 2011, plaintiffs renewed their motion for class certification on the claims remaining in the case. The Corporation and LMIMCo have opposed the motion and are awaiting decision from the District Court.

6. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. The Master Trust owes direct reimbursements of $1,250,000 to the Corporation for certain expenses incurred by the Corporation in providing services to the Plan.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee of the 401(h) Account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust invests in common stock of the Corporation, the Plan sponsor. The Master Trust held 51,897,215 and 60,245,827 shares of the Company's common stock as of December 31, 2011 and 2010, respectively. Dividends earned by the Master Trust on the Company's common stock were $176,762,000 for the year ended December 31, 2011.

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: Government Short Term Fund, S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

Prior to July 1, 2011, ING Clarion Real Estate Securities, L.P. managed certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. was a wholly owned subsidiary of ING Group and was, therefore, a party-in-interest. ING Clarion Real Estate Securities, L.P. was acquired by CB Richard Ellis Group on July 1, 2011, doing business as CBRE Clarion Securities LLC.

7. Master Trust & 401(h) Account

General

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the Plan invests daily. The Plan's interest in the Master Trust's net assets as of December 31, 2011 and 2010 was 90.15% and 88.90%, respectively.

7. Master Trust & 401(h) Account (continued)

General (continued)

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with the wrap contract to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund:

	2011			2010		
Type	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
	(In thousands)			*(In thousands)*		
SSGA - -CCT	$ 736,195	$ 82	$ (2,179)	$ 688,390	N/A	$ 9,460
Invesco -CCT	$ 1,817,045	$ 455	$ (72,481)	$ 1,576,089	$ 1,867	$ (71,151)

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contract in the managed separate accounts purchased from certain banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered

7. Master Trust & 401(h) Account (continued)

General (continued)

investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2011 and 2010, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2011 and 2010, there were no such advances payable to the Corporation.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

7. Master Trust & 401(h) Account (continued)

Fair Value of Assets (continued)

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2011 and their appreciation (depreciation) for the year ended December 31, 2011:

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
			(In thousands)		
Cash and cash equivalents	$ 959,819	$ -	$ -	$ 959,819	$ 23
Equity:					
U.S. equity securities	2,373,144	-	-	2,373,144	173,120
U.S. equity securities - Lockheed Martin	4,201,589	-	-	4,201,589	404,634
International equity securities	283,363	454	-	283,817	(75,983)
Commingled equity funds	2,165,399	5,311,893	-	7,477,292	(428,956)
Fixed income:					
Corporate debt securities	-	99,242	-	99,242	806
U.S. Government securities	-	1,875,380	-	1,875,380	49,181
Other fixed income securities	4,361	4,539,437	-	4,543,798	141,514
Alternative investments:					
Wrap contracts	-	-	537	537	-
Total Investment Assets at Fair Value	$ 9,987,675	$ 11,826,406	$ 537	$ 21,814,618	$ 264,339
Unsettled trades, net				(10,757)	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(74,660)	
Total net assets				$ 21,729,201	

Interest and dividend income for the year ended December 31, 2011 was $420,352,000.

7. Master Trust & 401(h) Account (continued)

Fair Value of Assets (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash and cash equivalents	$ 843,188	$ -	$ -	$ 843,188
Equity:				
U.S. equity securities	2,492,214	-	-	2,492,214
U.S. equity securities - Lockheed Martin	4,218,093	-	-	4,218,093
International equity securities	417,625	1,365	-	418,990
Commingled equity funds	2,580,991	5,229,164	-	7,810,155
Fixed income:				
Corporate debt securities	-	71,017	-	71,017
U.S. Government securities	-	1,708,697	-	1,708,697
Other fixed income securities	4,074	3,953,568	-	3,957,642
Alternative investments:				
Wrap contract	-	-	1,867	1,867
Total Investment Assets at Fair Value	$ 10,556,185	$ 10,963,811	$ 1,867	$ 21,521,863
Unsettled trades, net				(4,101)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(61,691)
Total net assets				$ 21,456,071

The fair value of the wrap contracts of $537,000 and $1,867,000 at December 31, 2011 and 2010, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value in the amount of $1,330,000 is due to unrealized gains and losses.

The Master Trust recognizes transfers between the Levels 1, 2, and 3 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2011, there were no significant transfers between Levels 1, 2, and 3.

7. Master Trust & 401(h) Account (continued)

401(h) Account

The assets in the 401(h) account are held outside the Master Trust in a separate trust. The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2011 and their appreciation (depreciation) for the year ended December 31, 2011:

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
			(In thousands)		
Cash and cash equivalents	$ 13,496	$ -	$ -	$ 13,496	$ (137)
Equity:					
U.S. equity securities	46,588	-	-	46,588	(135)
International equity securities	45,568	-	-	45,568	(9,713)
Commingled equity funds	86,178	899	-	87,077	(1,098)
Fixed income:					
Corporate debt securities	-	59	-	59	(61)
Other fixed income securities	-	-	1,209	1,209	(232)
U.S. Government securities	-	113,876	-	113,876	24,613
Alternative investments:					
Commodities	4,349	-	-	4,349	1,055
Total assets	$ 196,179	$ 114,834	$ 1,209	$ 312,222	$ 14,292
Receivables, net				1,685	
Total net assets				$ 313,907	

7. Master Trust & 401(h) Account (continued)

401(h) Account (continued)

The following table presents the fair value of the assets in the 401(h) account by asset category and their level within the fair value hierarchy as of December 31, 2010:

	Level 1	Level 2	Total
		(In thousands)	
Cash and cash equivalents	$ 7,556	$ -	$ 7,556
Equity:			
U.S. equity securities	45,122	-	45,122
International equity securities	49,986	-	49,986
Commingled equity funds	81,429	1,075	82,504
Fixed income:			
Corporate debt securities	-	2,744	2,744
Other fixed income securities	4,314	3,123	7,437
U.S. Government securities	-	91,391	91,391
Alternative investments:			
Commodities	5,059	-	5,059
Total assets	$ 193,466	$ 98,333	$ 291,799
Receivables, net			1,270
Total net assets			$ 293,069

The following table presents the changes during 2011 in the fair value of 401h account assets categorized as Level 3 in the preceding table:

	Balance, beginning of year	Realized gains/(losses)	Purchases	Sales	Net transfers in and/or out of Level 3	Balance, end of year
			(In thousands)			
Other fixed income securities	$ -	(2)	624	(329)	916	1,209
Total	$ -	$ (2)	$ 624	$ (329)	$ 916	$ 1,209

7. Master Trust & 401(h) Account (continued)

401(h) Account (continued)

Transfers into Level 3 represent assets that were categorized in Level 1 or Level 2 at the beginning of the year and were categorized in Level 3 at the end of the year. Transfers out of Level 3 represent assets that were categorized in Level 3 at the beginning of the year and were categorized in Level 1 or Level 2 at the end of the year.

The 401(h) account recognizes transfers between the Levels 1, 2, and 3 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2011, there were no significant transfers between Levels 1 and 2. During 2011, there were investments in the 401(h) account transferred into the Level 3 category as presented in the table above.

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. International equity securities categorized as Level 2 are not traded on an active exchange, or if the closing price is not available, the trustee obtains corroborated, indicative quotes from a pricing vendor, broker, or investment manager.

Commingled equity funds are public investment vehicles valued using the Net Asset Value (NAV) provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.* purchases or sales activity).

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics. Other fixed income securities are categorized at Level 3 when valuations using observable inputs are unavailable. The trustee obtains pricing based on indicative quotes or bid evaluations from vendors, brokers or the investment manager.

7. Master Trust & 401(h) Account (continued)

Valuation Techniques (continued)

Other fixed income securities in the Master Trust categorized as Level 2 also include a Stable Value Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.

Guaranteed investment contract: Individual assets of the synthetic GIC categorized as Level 2 are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GIC is categorized as Level 3 and is determined using the income approach methodology. Each wrap contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Commodities are traded on an active commodity exchange and are valued at their closing prices on the last trading day of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	401(h) Trust **			
	U.S. Government Securities			
	CMO Small Bus Admin Gtd Dev Partn Ctf 5.49% 02/01/27	403,230	$ 403	$ 452
	Small Bus Admin Gtd Dev Partn CD 5.24% Due 1-23/02-1-10	232,916	233	258
	Small Bus Admin Gtd Dev Partn Ctf 5.31% Due 08-01-2022	179,321	184	196
	Small Bus Admin Gtd Dev Partn Ctf 5.1% Due 09-01-2023	194,132	194	213
	Small Bus Admin Gtd Dev Partn Ctf 5.35% Due 02-01-2026	347,444	347	383
	U.S. Treasury Notes 1.375% Notes Tips 1/15/2020	2,425,000	2,553	2,891
	U.S. Treasury Bonds 4.625% Due 02-15-2040	170,000	229	229
	U.S. Treasury Bonds 2.125% 2-15-2041	2,390,000	2,928	3,338
	U.S. Treasury Bonds 7.25% Due 08-15-2022	2,355,000	3,392	3,565
	U.S. Treasury Bonds Dated 8/15/2010 3.875% Due 08-15-2040	27,165,000	28,585	32,564
	U.S. Treasury Bonds Dated 11/15/2010 4.25% Due 11-15-2040	4,525,000	4,417	5,771
	U.S. Treasury Bonds Dated 02/15/1996 6% Due 02-15-2026	2,875,000	3,828	4,144
	U.S. Treasury Bonds Dated 02/15/2000 6.25% Due 05-15-2030	2,920,000	3,953	4,516
	U.S. Treasury Bonds Dated 02/15/2001 5.375% 02-15-2031	2,665,000	3,375	3,799
	U.S. Treasury Bonds Dated 08/15/1993 6.25% Due 08-15-2023	3,405,000	4,474	4,873
	U.S. Treasury Bonds Dated 08/15/1997 6.375% Due 08-15-2027	2,640,000	3,673	4,002
	U.S. Treasury Bonds Index Linked 1.75% Due 01-15-2028	2,135,000	2,267	2,775
	U.S. Treasury Notes 1.25% Tips 07-15-2020	3,255,000	3,352	3,823
	U.S. Treasury Notes Dated 08/15/2010 2.625% Due 08-15-2020	610,000	593	658
	U.S. Treasury Bonds 2.625% Due 04-30-2016	305,000	322	330
	U.S. Treasury Bonds 4.375% Due 05-15-2040	4,975,000	5,371	6,463
	U.S. Treasury Bonds 4.75% Due 02-15-2041	3,100,000	3,921	4,272
	U.S. Treasury Bonds Dated 05-16-2011 4.375% Due 05-15-2041	6,295,000	7,503	8,202
	U.S. Treasury Bonds Index Linked 2.00% Due 01-15-2026	1,015,000	1,219	1,424
	U.S. Treasury Bonds Inflation Indexed Due 04-15-2028/12-09-1999	1,565,000	2,788	3,258
	U.S. Treasury Inflation Indexed Bonds 2.375% Due 01-15-2025	1,055,000	1,398	1,611
	U.S. Treasury Notes Dated 8/15/2011 2.125% Due 08-15-2021	585,000	599	600
	U.S. Treasury Notes Index Linked 2.00% Due 01-15-2016	910,000	1,086	1,161
	U.S. Treasury Notes Inflation Indexed 2.00% Due 07-15-2014	1,460,000	1,813	1,890
	U.S. Treasury Notes Tips 04-15-2016	1,895,000	1,928	2,027
	U.S. Treasury Inflation Indexed Bonds 2.625% Due 07-15-2017	3,220,000	3,872	4,188
	Total U.S. Government Securities		$ 100,800	$ 113,876

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock			
	Abb LTD	26,765	$ 547	$ 506
	Abbott Lab	18,700	940	1,052
	Accenture PLC	7,500	359	399
	Accor	1,017	25	26
	Adecco SA	658	37	28
	Adidas AG	1,362	91	89
	Aegon NV	7,734	35	31
	AGL Energy LTD	5,722	89	84
	Agnico Eagle Mines	926	55	34
	Agrium Inc	5,625	434	378
	Aia Group LTD	15,800	55	49
	Air Liquide	463	58	57
	Air Products & Chemicals Inc	6,612	594	563
	Akzo Nobel NV	779	39	38
	Alimentation Couch	2,087	58	65
	Allergan Inc	7,500	450	658
	Allianz SE	1,291	128	124
	Allied Nevada Gold Corp	1,740	75	53
	Alstom	1,240	63	38
	Amadeus IT Holdings	14,951	303	243
	American Express Co	4,600	205	217
	American Tower Mandatory Exc	9,530	431	572
	Amerisourcebergen Corp	6,500	255	242
	Amgen Inc	1,400	79	90
	Anadarko Petro Corp	1,316	101	100
	Andritz AG	2,278	174	190
	Anglo American	3,467	125	128
	Anheuser Busch Inbev SA/NV	17,746	980	1,086
	Apache Corp	3,553	376	322
	Apple Inc	3,890	1,194	1,575

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Arcelormittal	3,563	$ 88	$ 65
	Archer-Daniels-Midland Co	3,200	115	92
	Aryzta AG	1,278	57	62
	Asahi Glass Co	4,000	37	34
	Asahi Group Holdings LTD	1,500	30	33
	Asahi Kasei Corp	5,000	33	30
	Assicurazioni Generali SPA	1,137	20	17
	Associated British Foods PLC	3,005	47	52
	Astellas Pharma	2,100	80	85
	Astral Media Inc	3,135	109	109
	Astrazeneca	4,009	200	185
	AT&T Inc	10,400	274	315
	Atlas Copco AB	1,345	29	29
	Australia & New Zealand Bank Group	7,391	178	156
	Autogrill SPA	13,745	183	135
	Avago Technologies LTD	1,400	45	40
	Aviva	7,348	47	34
	AXA	4,935	68	64
	BAE Systems	10,487	58	46
	Baidu Inc	2,207	283	257
	Balfour Beatty	4,704	16	19
	Banco Bradesco	16,516	282	276
	Banco Santander	15,420	115	118
	Bank of New York Mellon Corp	8,100	213	161
	Bank of America Corp	12,300	193	68
	Barclays	39,181	159	107
	Barrick Gold Corp	2,173	110	99
	BASF	2,962	237	207
	Bauer AG	2,881	132	79
	Baxter International Inc	6,616	279	327
	Bayer AG	1,770	132	114

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Bayer Motoren Werk	355	$ 29	$ 24
	BBVA	7,920	66	69
	BCE Inc	2,465	91	103
	Bed Bath & Beyond Inc	7,200	395	417
	Beiersdorf AG	837	51	48
	Belgacom SA	911	36	29
	Bell Aliant Inc	3,758	107	106
	Berkshire Hathaway Inc	8,495	665	648
	BG Group PLC	11,314	241	242
	BHP Billiton LTD	19,327	710	648
	Bilfinger Berger	2,315	169	198
	BK Mandiri	194,000	145	144
	BNP Paribas	1,936	67	76
	Bouygues	1,020	45	32
	BP PLC	47,464	345	340
	BRF - Brasil Foods SA	7,200	138	141
	British Sky Broadcasting Group	4,463	46	51
	BT Group	31,747	81	94
	Cairn Energy PLC	2,514	12	10
	Cameron International Corp	6,000	256	295
	Canadian Pacific Railway LTD	850	51	58
	Canadian Imp Bank	3,359	255	243
	Canon Inc	14,000	648	621
	Capitaland LTD	15,000	30	26
	Carnival Corp	1,200	49	39
	Carrefour	2,172	100	50
	Casino Guich-Perrachon	573	54	48
	CDN Natural Resource	3,160	124	118
	Central Japan Railway	4	33	34
	Centrica	9,475	50	43

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	CF Industries Holdings Inc	179	$ 26	$ 26
	Cheung Kong (Holdings)	7,000	83	83
	Chevron Corp	10,625	805	1,130
	China Mobile LTD	2,900	141	141
	Chinatrust Financial Holdings Co LTD	161,748	139	101
	Chubb Corp	4,300	235	298
	Chubu Electric Power Co Inc	3,200	74	60
	Chugai Pharmacy Co. LTD	1,600	28	26
	Cie De St-Gobain	2,031	95	78
	Cie Financie Richemont	10,250	517	521
	Cisco Systems Inc	17,200	319	311
	Citigroup Inc	6,010	242	158
	CLP Holdings LTD	9,500	82	81
	Coach Inc	4,186	216	256
	Coca Cola Co	16,956	1,046	1,186
	Coca-Cola Amatil LTD	5,568	68	66
	Colgate-Palmolive Co	9,863	839	911
	Comerica Inc	6,600	205	170
	Commonwealth Bank Of Australia	4,046	198	204
	Compass Group	3,397	32	32
	Consol Energy Inc	827	40	30
	Costco Wholesale Corp New	6,900	408	575
	Covidien PLC	5,300	231	239
	Credit Suisse AG	18,260	645	431
	Crown LTD	5,081	44	42
	CVS Caremark Corp	8,400	269	343
	Daiichi Sankyo	4,700	97	93
	Daimler Chrysler	2,520	147	111
	Danone SA	5,265	353	332
	Danske Bank	3,088	75	39
	David Jones	18,291	69	44

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	DBS Group Holdings	40,426	$ 431	$ 359
	Delhaize Group	928	69	52
	Denso Corp	2,000	65	55
	Deutsche Bank AG	1,405	77	54
	Deutsche Mandatory Exchange	806	57	42
	Deutsche Post AG	2,182	34	34
	Deutsche Telekom	7,309	98	84
	Devon Energy Corp	2,500	206	155
	Diageo PLC	13,868	265	292
	DNB ASA	24,893	253	244
	Don Quijote	6,500	252	223
	Doutor Nichires Ho	6,600	83	87
	Dow Chemical Co	4,299	148	124
	E.On AG	4,518	134	98
	East Capital Explorer	37,321	468	293
	East Japan Railway Co	1,400	79	89
	Eaton Corp	1,700	90	74
	Eldorado Gold Corp	3,008	62	41
	Eli Lilly & Co	2,596	95	108
	Emerson Electric Co	8,300	394	387
	Encana Corp	1,189	24	22
	Enel	8,162	40	33
	EQT Corp	824	51	45
	Ericsson	32,265	353	331
	Eros International	56,501	200	201
	Evs Broadcast Equipment	2,752	172	141
	Expeditors International Wash Inc	10,624	468	435
	Exxon Mobil Corp	18,080	1320	1532
	Familymart Co	1,500	53	61
	Fanuc Corp	500	79	77

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Fedex Corp	4,435	$ 362	$ 370
	Finning International Inc	4,300	123	94
	Fluor Corp	4,600	234	231
	Fortescue Metals Grp LTD	9,300	42	41
	France Telecom	9,345	209	147
	Franklin Resources Inc	2,000	224	192
	Fresenius SE & KGAA	5,858	524	544
	Fubon Fund Units	746,000	208	166
	GDF SUEZ	2,706	105	74
	General Dynamics Corp	2,400	165	159
	General Electric Co	33,000	598	591
	Gerresheimer AG	4,261	168	178
	Givaudan AG	42	33	40
	Glaxosmithkline	11,591	227	265
	Goldcorp Inc	3,701	181	164
	Goldman Sachs Group Inc	1,700	283	154
	Google Inc	1,190	686	769
	Halliburton Co	11,100	448	383
	Hannover Rueckvers	833	43	41
	Harvey Norman Holdings LTD	19,858	42	37
	HCC Insurance Holdings Inc	4,300	120	118
	Heineken NV	1,393	71	65
	Hennes & Mauritz AB	2,385	78	77
	Hikari Tsushin Inc	3,500	66	87
	Hitachi	14,000	75	74
	Holcim	527	31	28
	Home Depot Inc	11,459	372	482
	Honda Motor Co	4,200	154	128
	Honeywell International Inc	11,263	616	612
	Hoya Corp	2,600	65	56
	HSBC Holdings	37,097	354	283

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Iberdrola SA	7,344	$ 49	$ 46
	India Capital Grow	72,213	64	38
	Indo Tambangray	4,938	24	21
*	ING Groep NV	6,484	55	47
	Inmet Mining Corp	1,084	69	70
	Inpex Corporation	6	37	38
	International Power	83,437	521	437
	Intesa Sanpaolo	27,942	46	47
	Investor AB	2,810	57	53
	IT Holdings Corp	7,100	78	85
	Itochu Corp	3,000	26	31
	Itoham Foods Inc	24,000	77	95
	JB Hi-Fi	3,670	57	43
	Johnson & Johnson	7,922	479	520
	Johnson Controls Inc	4,200	158	131
	JP Morgan Chase & Co	13,800	566	459
	Jubilant Energy NV	214,935	265	97
	Kansai Electric Power Co	3,500	78	54
	Kddi Corp	12	64	77
	Keppel Corp	75,900	531	544
	Keyence Corp	1,671	471	403
	Kingfisher	7,612	29	30
	Kinross Gold Corp	3,700	62	42
	Kirin Holdings Co	6,000	82	73
	Kissei Pharm Co	4,700	93	97
	Komatsu	2,800	70	65
	Koninklijke Ahold	3,060	42	41
	Koninklijke DSM NV	801	37	37
	Koninklijke KPN	4,842	81	58
	Kraft Foods Inc	32,368	1,050	1,209
	Kubota Corp	40,000	358	335

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	L-3 Communications Holding Corp	1,000	$ 81	$ 67
	Lafarge	1,515	73	53
	Lagardere SCA	2,147	90	57
	Lawson Inc	1,000	48	62
	Linde AG	620	89	93
	Lloyds Banking Group	117,052	87	47
	L'Oreal	752	88	79
	Luxottica Group	10,094	302	284
	LVMH Moet Hennessy Louis Vuitton	252	40	36
	Lyondellbasell Industries NV	1,799	67	58
	Macquarie Group LTD	1,398	43	34
	Makita Corp	12,800	449	414
	Man Group	10,237	40	20
	Marathon Petrolem Corp	4,450	167	148
	Markel Corp Holding Co	833	346	345
	Maxim Integrated Products Inc	15,423	279	402
	McDonalds Corp	10,700	615	1,074
	Mead Westvaco Corp	1,480	45	44
	Medco Health Solutions Inc	7,300	406	408
	Melco Holdings Inc	2,900	78	78
	Merck & Co Inc New	8,800	313	332
	Merck KGAA	715	62	72
	Metcash Limited	14,463	62	60
	Michelin (CGDE)	7,383	556	438
	Microsoft Corp	23,575	638	612
	Mitsubishi Chemical Holdings Corp	5,500	39	30
	Mitsubishi Corp	2,700	69	55
	Mitsubishi Electric CP	6,000	56	58
	Mitsubishi UFJ Financial	24,399	108	104
	Mitsui & Co LTD	3,300	49	51
	Mitsui Chemicals	8,000	26	24

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Mitsui O.S.K.Lines	6,000	$ 38	$ 23
	Mizuho Financial Group	24,299	32	33
	Monsanto Co New	6,901	465	484
	MTR Corp	19,000	70	62
	Muenchener Rueckve	593	91	73
	Myer Holdings LTD	23,865	63	47
	National Australia Bank	8,377	206	201
	Neopost	340	29	23
	Nestle SA	6,812	378	393
	Netapp Inc	10,251	461	372
	Newcrest Mining LTD	3,256	125	99
	Newmont Mining Corp New	1,200	72	72
	Nexen Inc	3,665	86	58
	Nextera Energy Inc	5,200	287	317
	Nidec Corporation	700	72	61
	Nike Inc	8,899	621	858
	Nintendo Co LTD	200	52	28
	Nippon Steel Corp	13,994	43	35
	Nippon Telegraph & Telephone Corp	2,200	105	113
	Nissan Motor Co LTD	7,000	61	63
	Nokia OYJ	24,543	240	120
	Nordea Bank AB	8,419	93	65
	Nordstrom Inc	3,100	117	154
	Norfolk Southn Corp	2,100	125	153
	Norsk Hydro ASA	11,828	59	55
	Northrop Grumman Corp	2,000	98	117
	Novartis AG	5,055	293	290
	Novo-Nordisk As Dkk1 Ser'B'	1,135	122	131
	NTT Docomo Inc	41	71	75
	NTT Urban Development Corp	135	92	92
	Occidental Petroleum Corp	14,212	1,097	1,332

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Oceaneering International Inc	359	$ 17	$ 17
	Oil Search LTD	5,000	31	32
	Omnicom Group Inc	7,700	355	343
	OMV AG	3,983	140	121
	Oracle Corp	43,791	1,146	1,123
	Oversea-Chinese Banking Corporation	5,000	36	30
	Overseas Union Enterprise	120,000	302	194
	Panasonic Corp	7,800	114	66
	Patterson Companies Inc	5,000	147	148
	Paychex Inc	8,022	222	242
	Pearson	2,401	37	45
	Pepsico Inc	18,706	1,229	1,241
	Pernod Ricard	391	35	36
	Petroleo Brasileiro SA Petrobras	15,700	532	390
	Petrominerales LTD	989	33	16
	Petsmart Inc	1,800	76	92
	Peugeot SA	1,417	23	22
	Pfizer Inc	15,900	290	344
	PG&E Corp	4,000	172	165
	Philip Morris International	2,800	144	220
	Philips Eleconics NV (Koninhlijke)	3,676	88	78
	Plains Exploration & Production Co	1,140	41	42
	Potash Corporation of Saskatchewan Inc	3,826	194	158
	PPG Industries Inc	518	41	43
	Prada SPA	78,500	402	355
	Praxair Inc	3,738	309	400
	Procter & Gamble	25,669	1,552	1,712
	Prosperity Voskhod	86,297	104	94
	Prudential Financial Inc	62,155	942	882

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	PT Indofood Sukses	366,000	$ 204	$ 186
	Qantas Airways	13,754	38	21
	QBE Insurance Group LTD	4,690	78	62
	Qualcomm Inc	25,204	1,063	1,379
	Quebecor Inc	2,687	91	92
	Raffles Medical	63,195	111	103
	Rakuten Inc	317	340	341
	Randgold Resources	685	70	70
	Reckitt Benckiser Group PLC	1,715	93	85
	Reed Elsevier	2,185	19	18
	Repsol YPF SA	693	21	21
	Research In Motion	2,345	91	34
	Rio Tinto Limited	17,614	1,081	881
	Roche Holdings AG Genusscheine	1,515	233	258
	Rock-Tenn Co	596	33	34
	Rogers Commnications Inc	2,046	78	79
	Ross Stores Inc	3,200	76	152
	Royal Bank of Canada	3,545	194	181
	Royal Bank of Scotland Group	2,137,313	327	291
	Royal Dutch Shell	13,305	445	499
	RSA Insurance Group PLC	6,384	13	10
	RWE AG	1,439	90	51
	Sabmiller	2,387	81	84
	Sainsbury PLC	4,251	27	20
	Saipem	10,251	454	437
	Sampo OYJ Ser'A'	1,710	48	43
	Sands China LTD	70,400	154	199

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Sandvik AB	2,576	$ 28	$ 32
	Sanofi	4,157	289	306
	Santen Pharm Co	1,900	69	78
	Santos Limited	4,200	53	53
	SAP AG Ord	7,325	378	388
	SBM Offshore NV	3,867	82	80
	Schlumberger LTD	5,400	346	369
	Schneider Electric	486	34	26
	Schoeller Bleckman	2,065	151	183
	Seadrill LTD	12,430	421	417
	Sembcorp Industries LTD	7,000	24	22
	Sempra Energy Inc	2,200	111	121
	Serco Group	36,916	364	272
	Seven & I Holdings Co LTD	2,000	46	56
	SGS SA	301	489	501
	Shin-Etsu Chemical	1,200	59	59
	Shire PLC	12,452	293	434
	Siemens AG	1,755	200	168
	Singapore Telecommunications	37,000	88	88
	Skanska AB	2,526	47	42
	SMC Corp	2,900	442	468
	Smith & Nephew	6,323	57	61
	Societe Generale	1,431	35	32
	Softbank Corp	9,800	350	289
	Sony Corp	2,900	96	52
	Sony Financial Holdings	2,400	37	35
	Southwestern Energy Co	789	32	25
	Spectris	8,067	146	162
	SSE PLC	1,778	34	36
	St. Jude Medical Inc	7,748	292	266
	Standard Chartered	28,783	730	630

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Statoilhydro ASA	7,253	$ 160	$ 187
	Stryker Corp	12,900	709	641
	Sumitomo Corp	5,100	64	69
	Sumitomo Electric	4,400	62	48
	Sumitomo Metal Mining Co LTD	2,000	26	26
	Sumitomo Mitsui Financial Group	2,599	74	72
	Sumitomo Mitsui Trust Holdings Inc	6,840	25	20
	Sun Hung Kai Prop	4,000	55	50
	Suncor Energy Inc	5,314	205	153
	Suncorp Group LTD	4,992	43	43
	Swire Pacific	3,000	40	36
	Swisscom AG	187	81	71
	Symantec Corp	13,700	240	214
	Syngenta AG	1,630	501	479
	Takeda Pharmaceutical Co	2,100	99	92
	Talisman Energy In	3,673	50	47
	Target Corp	9,537	497	489
	Tatts Group LTD	17,804	42	45
	Teck Resources Limited	4,538	180	160
	Telefonica SA	3,515	79	61
	Telenor ASA	5,508	88	91
	Teliasonera AB	15,939	130	109
	Telstra Corp LTD	24,100	66	82
	Tesco	21,326	145	134
	Teva Pharmaceutical Industries	14,176	733	571
	Thermo Fisher Corp	8,981	444	404
	Thompson Creek Metals Co Inc	2,112	30	15
	Thyssenkrupp AG	1,072	45	25
	Tiffany & Co	600	40	40
	Tim Hortons Inc	1,500	60	73

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Time Warner Cable Inc	1,800	$ 123	$ 114
	TJX Companies Inc	8,000	318	516
	Tokio Marine Holdings Inc	2,700	76	60
	Tokyo Steel Manufacturing Co LTD	6,600	70	54
	Toll Holdings LTD	13,087	66	57
	Toronto-Dominion	1,100	74	82
	Total SA	4,776	253	245
	Toyota Motor Corp	6,300	224	210
	Transalta Corp	5,379	111	111
	Transcanada Corp	3,660	152	160
	TSI Holdings Co LTD	13,695	103	68
	UBS AG	9,135	154	109
	UCB	613	27	26
	Unicredit SPA	2,506	23	21
	Unilever PLC	31,332	939	1,060
	Union Pacific Corp	2,465	243	261
	United Parcel Service Inc	9,200	623	673
	United Technologies Corp	2,893	197	211
	United Health Group Inc	8,600	314	436
	UPM-Kymmene Corp	1,699	21	19
	US Bancorp	11,400	283	308
	United Overseas Bank	2,000	30	24
	Vedanta Resources	1,845	32	29
	Vinci SA	1,737	92	76
	Visa Inc	11,620	912	1,180
	Viterra Inc	3,772	39	40
	Vivendi SA	6,390	178	140
	Vodafone Group	408,799	1,088	1,137
	Wacker Chemie AG	221	20	18

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Stock (continued)			
	Walt Disney Co	20,970	$ 756	$ 786
	Walter Energy Inc	399	44	24
	Weatherford International LTD	1,539	22	23
	Wells Fargo & Co	10,500	337	289
	Wesfarmers LTD	1,990	64	60
	Westpac Banking Corp	10,427	230	214
	Wharf Holdings LTD	6,000	37	27
	William Demant	2,705	233	226
	Wirecard AG	12,348	183	199
	WIS Energy	9,600	240	336
	WM Morrison Supermarkets PLC	9,936	45	50
	Woolworths LTD	4,169	115	107
	WPP PLC	41,225	439	433
	Xstrata PLC	35,279	727	536
	Yamana Gold Inc	2,877	45	42
	Yamatake Corp	3,900	89	85
	Yingde Gases Group	166,000	142	170
	Zurich Final Services	304	66	69
	Total Common Stock		$ 90,681	$ 90,650
	Corporate Debt Instruments			
	Blackrock Latin America 3.5% Convertible Bds 09-15-2015	56	$ 79	$ 59
	Total Corporate Debt Instruments		$ 79	$ 59
	Preferred Stock			
	Klabin SA	12,088	$ 38	$ 52
	Volkswagen AG	157	26	24
	Total Preferred Stock		$ 64	$ 76

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Common Collective Trusts			
	City of London China A Share Fund	3,481	$ 283	$ 270
	Northern Trust Collective Short Term Investment Fund	76,531,530	76,531	76,531
	TNI UAE Blue Chip Fund - Class B Units	81,610	100	96
	Total Common Collective Trusts		$ 76,914	$ 76,897
	Value of Interest in Registered Investment Companies			
	Aberdeen Emerging Markets Telecommunication	9,430	$ 176	$ 165
	Aberdeen Indonesia Fund Inc	17,205	226	203
	Aberdeen Israel Fund Inc	1,932	28	25
	Aberdeen Latin America Equity Fund Inc	3,960	141	118
	Advance Developing Markets Fund	42,967	329	275
	Arab Advantage Fund	1,628	126	118
	ASA Gold and Precious Metals Limited	9,522	273	249
	Asia Pacific Fund Inc	15,717	183	148
	Asia Tigers Fund Inc	420	7	5
	Blackrock World Mining Trust	25,382	273	249
	Central Europe and Russia Fund	8,285	308	237
	China Fund Inc	7,155	191	147
	Edinburgh Worldwide	6,632	27	25
	HSBC Investment HongKong HSBC China Dragon Fund	379,000	366	308
	Ibero-America Fund Inc	8,678	11	0
	Icapital.Biz Berhad	212,600	140	137
	India Fund Inc	4,313	113	82
	Ishares Inc MSCI Brazil Free Index Fund	2,529	167	145
	Ishares Inc MSCI Switz Index Fund	4,920	112	111
	Ishares S&P/TSX Global Gold	6,705	168	148
	J F China Region Fund Inc	11,928	186	131
	JP Morgan Emerging Markets Subscription Shares	22,188	56	20
	Korea Equity Fund Inc	20,665	258	188
	Korea Fund Inc	6,357	276	228

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Value of Interest in Registered Investment Companies (continued)			
	Latin American Discovery Fund Inc	1,675	$ 28	$ 24
	Malaysia Fund Inc	12,008	131	108
	Martin Currie Pacific Trust	94,053	357	362
	Mexico Equity & Income Closed End Fund	6,590	73	65
	Morgan Stanley China A Share Fund Inc	85	2	2
	Morgan Stanley Eastern Europe Fund Inc	6,599	119	89
	Morgan Stanley Emerging	3,545	51	46
	Morgan Stanley India Investment Fund Inc	17,917	416	251
	New India Investment Trust	1,604	5	5
	Pacific Assets Trust	65,028	122	113
	Powershares DB Commodity Index Tracking Fund	159,054	4,488	4,269
	Renn Universal Growth	10,076	36	27
	SPDR Gold Trust Gold Shares	527	72	80
	Taiwan Fund Inc	37,198	673	539
	Templeton Dragon Fund Inc	40,518	1,084	1,031
	Templeton Russia & East European Fund	1,095	18	15
	Thai Capital Fund Inc	7,802	114	67
	Thai Fund Inc	26,705	374	327
	Turkish Investment Fund Inc	3,060	50	34
	Van Eck International Investors Gold Fund	101	3	2
	Vision Opportunity	50,000	24	9
	Witan Pacific Investment Trust	37,588	102	106
	Total Value of Interest in Registered Investment Companies		$ 12,483	$11,033

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost		(e) Current Value
				(In thousands)		
	Cash and Cash Equivalents	13,495,685	$	13,496	$	13,496
	Other Investments					
	AMP Capital China Growth Fund	329,323	$	246	$	218
	Annaly Capital Management Inc	2,100		38		34
	Asia Emerging Small Cap Fund	22,952		253		179
	Baring Emerging Europe	36,748		503		363
	Blackrock Latin American Investment Trust	14,678		141		123
	City of London Brazil Value and Growth Fund	5,736		549		387
	Eastern Euro Trust	34,353		177		124
	EFG Hermes Financial Management Egypt Fund Ltd	1,519		45		30
	EOS Russia AB	39,264		267		123
	Equity Residential Effective 5/15/02	2,900		154		165
	Fidelity Asian Values	43,294		138		118
	Henderson Asian Growth	135,146		353		320
	Impax Asian Environmental Markets	18,838		22		22
	Invesco Asia Trust	216,467		432		480
	JP Morgan Russian Securities PLC	32,750		272		242
	JP Morgan Emerging Markets	18,775		158		151
	JP Morgan Indian Investment	19,383		119		96
	Malaysia 2.509% Bonds 08/27/2012	933,000		294		294
	Mexico 10% Bonds 12/05/2024	22,550		224		209
	Mexico 8.5% Bonds 11/18/2038	91,150		793		707
	GTR China Fund Inc	38,895		500		392
	Mirvac Group Stapled Securities	33,883		41		41
	Pacific Horizon IT	66,045		159		151
	Qatar Investment Fund	122,467		107		110
	Schroder Asia Pacific	104,963		462		338
	Schroder Investment Management Middle East	15,495		150		116
	Simon Property Group Inc	1,300		112		168

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Other Investments (Continued)			
	Stockland NPV Stapled Units	16,328	$ 62	$ 53
	Templeton Emerging Markets Investment Trust	30,938	252	264
	Westfield Group NPV Stapled Units	8,609	82	69
	Westfield Retail T Units NPV Stapled Units	18,709	49	48
	Total Other Investments		$ 7,154	$ 6,135
	Total 401(h) Trust**		$301,671	$312,222
*	Notes receivable from participants	Interest rates ranging from 3.25% to 10.50%; varying maturities	-	$238,436

* Party-in-interest for which a statutory exemption exists.

** 401(h) Trust net assets include interest and dividend receivable of $9,069,000 and pending trades receivable of $1,574,000 and payable of $8,958,000

***Schedule reflects the assets held in the 401(h) account and participant loans and excludes assets held in the Lockheed Martin Corporation Defined Contribution Plans Master Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date June 22, 2012

by: David Filomeo

Dave Filomeo, Vice President,
Total Rewards & Performance Management

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-162716, 333-146963, 333-113771, 333-58069, and 333-20117) pertaining to Lockheed Martin Corporation Salaried Savings Plan of our report dated June 22, 2012, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Salaried Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Mitchell & Titus, LLP

Washington, DC
June 22, 2012